SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013 (Report No.2)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: November 12, 2013

Press Release

OTI Receives Purchase Orders of More Than $1 Million for EasyFuel
Plus from Customers, Including a Major Global Supply Chain
Provider

Order Marks 10th New Country for EasyFuel Deployments in 2013, 43rd Overall

Rosh Pina, Israel – November 11, 2013 – OTI Africa, a global Value Added Reseller (VAR) of petroleum products and wholly owned subsidiary of On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), recently received initial purchase orders for its EasyFuel Plus solution from customers, including a major global supply chain customer valued at more than $1 million.

The orders follow a successful pilot deployment of the EasyFuel Plus solution in the Middle East. The major deployment will be in a new country for EasyFuel, bringing the total number of countries where EasyFuel is being used to 43. The solution includes OTI’s Packaged Mobile Bowser and Home Base offerings.

“The follow-on orders reflect the continued adoption of our vehicle fueling solutions and the increasing global demand for refueling automation and control,” said Charlotte Hambly-Nuss, Managing Director of OTI Africa. “In fact, with this order, EasyFuel will have been deployed in 10 new countries this year, resulting in a 100% year-over-year increase in sales of our Mobile Bowser and Home Base packaged offerings.”

OTI Africa’s success has been driven by its suite of packaged proprietary solutions and third-party components that address the full spectrum of the vehicle fueling process, including OTI’s patented automation and automatic vehicle identification (AVI) technologies.

After the global economic downturn resulted in a “capex light” approach by many oil companies in 2010, OTI Africa positioned itself as a VAR of pump controllers and as a solutions integrator, enabling it to offer customers fit-for-purpose cost effective automation solutions. This unique approach facilitates the implementation of the EasyFuel Plus solution at the outset of a project or as part of a scalable offering.

“Our decision to integrate system components for a complete end-to-end solution has enabled us to address a much broader range of market opportunities,” added Hambly-Nuss. “We are encouraged by the demand for our cost effective and scalable solutions that is reflected in our operational and sales momentum.”

OTI is working diligently to build on its momentum with a widening pipeline of growth opportunities, including within its existing customer and partner relationships. “As global demand for vehicle fueling technologies builds,” commented Hambly-Nuss, “we are strongly positioned with industry-leading solutions and a marquee customer base, which are key factors for expanding our market share and penetrating new countries.”

"We are very pleased with the growth demonstrated by OTI Africa," commented Ofer Tziperman, CEO of OTI." Moving forward, we consider this subsidiary as an important growth engine for the OTI group. This is yet another perfect example of how the OTI's contactless and NFC technology can create and serve new innovative vertical payment products and solutions."

OTI’s integrated packaged solution includes automatic tank gauging equipment which enables Home Base customers to reconcile fuel usage through the EasyFuel Plus solution. OTI Africa has developed a unique process to facilitate volume reconciliation for the Mobile Bowsers. By ensuring connectivity from its Cape Town operations in South Africa to the systems deployed in the field, OTI Africa is able to extend its offerings to include site monitoring services and a comprehensive set of web-based fuel management reporting tools. Customers can also subscribe to OTI Africa’s bureau service, which enables customers to manage their fleet fuel costs by exception.

About EasyFuel Plus
In EasyFuel Plus’s most basic configuration, external readers access information stored on a vehicle mounted tag or alternatively on a passive tag mounted around the fuel inlet. This information is required to approve any fuel transaction and should the information not prove valid, refuelling is denied.

The EasyFuel Plus solution has full read/write capability, which allows designated information to be written to the tag from a remote head office location thereby removing the unnecessary cost and inconvenience of updating tag information at customers' premises using field technicians.

The ability to alter the functionality of the tag through remote software upgrades enhances the flexibility of the tag as a mobile computing platform. New applications and features such as loyalty indicators and maintenance records can be added after implementation with a simple download to the OTI devices, which include vehicle tags, driver tags, key fobs or smart cards. Moreover, devices can be dynamically suspended or deactivated in the field.

The validity of the method of payment can be verified offline or online. Due to the flexibility and security of the OTI technology platform, a wide range of business rules such as the fuel grade, tank capacity and velocity checks can be managed offline.

The EasyFuel vehicle tag supports various inputs, including simultaneous support for both engine hour and odometer readings. The introduction of innovative solutions such as the GOS unit (GPS odometer sender) to measure distance travelled independently of the vehicle and anti-siphoning units designed for use in conjunction with EasyFuel, further serve to differentiate OTI’s product offering.

OTI’s ability to support pre-payment on its devices, including vehicle tags (without the reliance on back-end systems) further serves to differentiate its product offering.

About OTI
On Track Innovations Ltd. (OTI) is a leader in contactless and NFC applications based on its extensive patent and IP portfolio. OTI's field-proven innovations have been deployed around the world to address NFC payment solutions, petroleum payment and management, cashless parking fee collection systems and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances. Visit the website: www.otiglobal.com.

Safe Harbor for Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in OTI’s annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Company Contact:
Charlotte Hambly-Nuss
Managing Director - OTI Africa
+27 21 526 9100
charlotte@oti-africa.co.za

Investor Contact:
Scott Liolios or Matt Glover
Liolios Group, Inc.
949-574-3860
otiv@liolios.com